## Contact

www.linkedin.com/in/irene-quarshie
(LinkedIn)
www.target.com (Company)
hereforgood.target.com/ (Other)

### Top Skills

Board Governance
Public Affairs
Strategic Planning

### Languages

English

### Publications

A Comparative Perspective on Major
Social Issues

# Irene Quarshie

Global Operations Executive | Independent Board Director
Greater Minneapolis-St. Paul Area

## Summary

I'm a global supply chain and operations leader focused on building high-performing organizations that deliver at scale. As SVP of Global Supply Chain &amp; Logistics at Target, I oversee the technical and operational backbone of the supply chain, including design and industrial engineering, facilities engineering and maintenance, asset management, and continuous improvement. I also lead capital strategy and deployment, as well as Target's recommerce business and enterprise returns strategy. My role is centered on strengthening network performance across a complex global footprint—supporting distribution operations spanning replenishment, fulfillment, food, and reverse logistics—while ensuring the organization is positioned for long-term growth. Over the course of my career, I've led large-scale transformation efforts that improve productivity, enhance customer experience, and unlock significant financial value. I'm equally focused on building high-performing teams and developing leaders who can operate and adapt in dynamic environments.Earlier in my career, I held leadership roles across product quality, responsible sourcing, enterprise risk management, and public policy, giving me a broad perspective on how supply chains intersect with business strategy and external stakeholders. In addition to my operating role, I serve as an Independent Director on the Board of Fastenal, contributing to governance and strategic oversight for a global industrial distribution and solutions company.

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## Experience

**Target**
20 years 5 months

Senior Vice President, Global Supply Chain & Logistics
February 2025 - Present (1 year 3 months)

Lead the engineering, automation, capital strategy, and asset protection capabilities that form the backbone of Target's global supply chain, supporting a 60+ node distribution network across replenishment, fulfillment, food, and reverse.

Own a multi-billion-dollar recommerce P&L and enterprise returns strategy, while driving standards and continuous improvement to strengthen execution across frontline operations. Lead a global organization of 4,000+ team members, including a centralized team in India supporting supply chain capabilities at scale.

## Senior Vice President, Global Supply Chain & Logistics
February 2022 - January 2025 (3 years)

Responsible for inventory management and flow of all non-sellable items that enable store and supply chain operations. Oversees retail unsellables and e-commerce returns logistics, and has general management accountability for Target's recommerce business. Also has responsibility for the global third party logistics network.

## Vice President, Global Supply Chain & Logistics
February 2018 - February 2022 (4 years 1 month)

Multi-billion general management responsibilities. Leads the indirect, reverse and returns divisions, including secondary market sales and recommerce. Responsibilities also include leased and owned facility operations management.

## Vice President, Product Safety, Quality & Responsible Sourcing
November 2014 - February 2018 (3 years 4 months)

Responsibilities included leading a global team focused on all non-food, private label, product safety and quality assurance, product investigations and recall, and responsible sourcing.

## Director, Government Affairs
March 2011 - November 2014 (3 years 9 months)

Directed public affairs activities at the state and local level nationwide. Advanced public policy initiatives that are closely aligned with Target's business and corporate reputation priorities. Built relationships with key policy decision makers and external influencers. Served as primary relationship manager for strategic global and national organizations.

## Sr. Group Manager, Corporate Risk and Responsibility
March 2009 - March 2011 (2 years 1 month)

Led the development and execution of corporate sustainability programs and related initatives (i.e., evironmental sustainability, enterprise risk management, reputation insights and analysis). Delivered strategic research and insight products to senior business leaders on issues related to company policies, products, community partnerships, business strategies and comptetitor actions.

### Group Manager, Supplier Diversity
April 2008 - February 2009 (11 months)

Led the development and execution of minority and women-owned business development programs. Responsible for strategy development, vendor consultation and business opportunity facilitation; supplier pipeline development and risk management; and integrated communications and marketing.

### Group Manager, Planning and Partnerships
April 2007 - April 2008 (1 year 1 month)

Directed strategic planning initiatives, progress tracking, and metrics reporting. Led the development of  project management processes across all business areas. Developed methods and tools for archiving performance metrics for longer-term trend analysis.  Developed national and local public-private partnerships with law enforcement, government and community agencies. Directed the development of comprehensive reputation and information-based service offerings, collection methods, and product development.  Determined where intelligence-based products could enhance strategic decision making.

### Manager Government & Community Partnerships
December 2005 - March 2007 (1 year 4 months)

Developed partnerships with government, law enforcement, legal, and community agencies. Directed and managed Assets Protection law enforcement initiatives to include federal, state, and local projects.  Led the development of public-private partnership opportunities.  Advised lobbying and legislative related efforts on behalf of Assets Protection and in partnership with Government Affairs. Led Assets Protection involvement in communities where we do business, to include key overseas locales.

### Fastenal
Independent Director
April 2023 - Present (3 years 1 month)

Serve as an Independent Director for Fastenal, a publicly traded global distributor of industrial and construction supplies. Provide governance and strategic oversight as part of the Board of Directors.

Member of the Audit Committee and the Nominating & Corporate Governance Committee, with responsibilities spanning financial oversight, risk management, sustainability, board composition and governance.

## Booz Allen Hamilton
Consultant/Sr. Consultant/Associate
March 2001 - November 2005 (4 years 9 months)

Held three different positions during five-year tenure as a management consultant. Served as strategy and outreach consultant on large-scale federal government technology programs. Managed teams and multiple, geographically dispersed projects. Developed and managed staffing plans. Developed strategic partnerships with senior-level decision makers.

## American Land Title Association
Legislative Analyst
January 1999 - February 2001 (2 years 2 months)

Advised the legislative counsel on real estate, tax, and title insurance related issues. Served as the Political Action Committee (PAC) manager.

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# Education

## American University
MPP, Public Policy · (1998 - 2000)

## Adelphi University
BA, Political Science · (1994 - 1998)